UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 26, 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

26 January 2024

Response to media commentary regarding Brazil Federal Court decision

BHP notes the recent media commentary regarding a decision by the Federal Court of Brazil in relation to the BRL$155 billion (approximately US$32 billion) Federal Public Prosecution Office claim.

As previously disclosed in BHP’s 2023 Annual Report, in May 2016, Brazil’s Federal Public Prosecution Office (and 18 other public entities) filed a public civil claim against Samarco Mineração S.A. (Samarco), Vale S.A. (Vale) and Billiton Brasil Ltda (BHP Brasil) seeking BRL$155 billion (approximately US$43 billion at the time) for reparation, compensation and collective moral damages in relation to the failure of the Fundão tailings dam on 5 November 2015.

The Fundão tailings dam was operated by Samarco, a non-operated joint venture owned by BHP Brasil (a subsidiary of BHP Group Limited) and Vale. BHP Brasil and Vale each hold a 50 per cent interest in Samarco.

On 16 October 2023, an interlocutory motion was filed by the Brazilian Federal Prosecutors in the Federal Prosecution Office claim seeking the early payment of collective moral damages, which is one of the categories of damages sought in the BRL$155 billion claim. The media commentary reports that the Federal Court of Brazil issued an interlocutory decision quantifying collective moral damages arising from the Fundão tailings dam failure in the amount of BRL$47.6 billion (US$9.7 billion) (excluding interest and inflation from the date of the dam failure) and ordering Samarco, Vale and BHP Brasil to pay these damages, when any and all appeals are finally determined.

BHP Brasil has not been served with a decision by the Court and will review the decision to assess its implications, the potential for an appeal and any potential impact to the Group’s provision related to the Samarco dam failure. Since early CY2021, the parties have been engaging in negotiations to seek a settlement of obligations under the Framework Agreement and BRL$155bn Federal Public Prosecution Office claim and the negotiations are expected to resume in February 2024.

As disclosed in BHP’s 2023 Annual Report, the Group’s provision related to the Samarco dam failure is US$3.7 billion as at 30 June 2023. Further details of the Group’s provisions and contingent liabilities related to the Fundão tailings dam failure (including the Federal Public Prosecution Office claim) are set out in the Group’s financial statements for the year ended 30 June 2023.

BHP Brasil is fully committed to supporting the extensive ongoing remediation and compensation efforts in Brazil through the Fundação Renova, which is a not-for-profit, private foundation that was established following the Fundão tailings dam failure to implement 42 remediation and compensatory programs in Brazil.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Neil Burrows	James Bell
+44 7786 661 683	+44 7961 636 432

Americas	Americas
Renata Fernandez	Monica Nettleton
+56 9 8229 5357	+1 (416) 518-6293

BHP Group Limited
ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015
BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: January 26, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary